UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): June 27, 2022

Hammitt, Inc.

(Exact name of issuer as specified in its charter)

California	263217060
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2101 Pacific Coast Hwy Hermosa Beach, California	90254
(Address of principal executive offices)	(Zip code)

(310) 292-5200

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

As of July 18, 2022, Andrew Forbes will no longer serve as Chief Financial Officer of Hammitt, Inc. (the “Company”); however, he continues in his role of Chief Executive Officer of the Company. The Company has appointed Mr. Michael Ryan Meyer to serve as Chief Financial Officer of the Company.

Filing of Employment Agreement

The Company is filing with the Commission its Executive Employment Agreement with Michael Ryan Meyer as Exhibit 6.11, to this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Hermosa Beach, State of California, on July 18, 2022.

HAMMITT, INC.

/s/ Andrew Forbes
By Andrew Forbes, Chief Executive Officer